October 16, 2024

Yair Malca
Chief Financial Officer
InMode Ltd.
Tavor Building, Sha   ar Yokneam
P.O. Box 533
Yokneam, 2069206, Israel

       Re: InMode Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-39016
Dear Yair Malca:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services